January 26, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Hanger Orthopedic Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed on April 6, 2009

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter, dated December 14, 2009, in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger Orthopedic Group, Inc. (the “Company”) for the year ended December 31, 2008 and the definitive proxy statement on schedule 14A filed on April 6, 2009.  The requested supplemental information is set forth below under the text of the comments contained in your letter.

Form 10-K for the period Ended December 31, 2008

Consolidated Financial Statements

Note — Significant Accounting Policies Revenue Recognition, page F-12

1.               Revise your revenue recognition policy to disclose all of your obligations to the patient in the sale of a device and the nature of the “associated services to patients” discussed in the first sentence. Also, revise to clarify what “accepted by the patient” means in that sentence. Separately, disclose the timing of the delivery of the device and associated services relative to the device being accepted by the patient. Your disclosure that revenue is recognized upon acceptance provided that “delivery has occurred or the services have been rendered” implies that one or the other could remain to be fulfilled at the time that revenue is recognized.

Response:

The Company generates revenue through two distinct revenue streams which are the sale of O&P devices, which includes the design, fabrication, assembly, fitting and delivery

(collectively, the “associated services”) of the O&P device to the patient, and the maintenance and repair of existing devices. Upon the delivery and acceptance of an O&P device, the Company does not have any further obligations to the patient.    The maintenance and repair of existing devices is a separate billable event. These existing devices may have been sold by us or other parties.   Revenue related to maintaining or repairing existing devices is not material to total revenue.  We plan to revise our disclosure as follows:

“Revenues in our patient care centers are derived from the sale of O&P devices and the maintenance and repair of existing devices.  The sale of O&P devices includes the design, fabrication, assembly, fitting and delivery of a wide range of braces, limbs and other devices.  Revenues from the sale of these devices are recorded when (i) delivery to the patient has occurred; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured.   Revenues from maintenance and repairs are recognized when the service is provided.  ”

2.               Please address EITF 00-21 and tell us why you do not appear to account for your sale of devices and associated services as multiple element arrangements with more than one unit of accounting.

Response

As explained in response 1 above, the Company’s revenue is not generated from arrangements with multiple deliverables.  Therefore, the Company does not believe EITF 00-21 is applicable to our revenue streams.

3.               Please disclose service revenues and cost of revenues for each of the periods presented in accordance with Rule 5.03 of Regulation S-X.

Response

The Company believes that its current revenue disclosure is in accordance with Rule 5.03 of Regulation S-X.  The Company notes that its revenues from services is immaterial and Rule 5.03(b) allows for items which are not more than 10 percent to be combined.

Note M — Stock-Based Compensation

4.               Please tell us where you have disclosed the description of the significant assumptions utilized in estimating the fair value of share-based compensations awards.

Response

The Company notes that there were no share based compensation grants in the 3 years presented, therefore this disclosure is not applicable.

Schedule 14A filed April 6, 2009

Compensation Discussion and Analysis, page 7

5.               We note your statement on page 10 that your CEO develops pay recommendations for the other named executive officers which it then provides to the compensation committee for consideration in setting pay for the company’s named executive officers. Please confirm that you will include in your 2010 proxy statement the following additional disclosures:

•                  The most important and specific factors considered by the CEO when formulating each of his recommendations regarding base salaries, bonuses and any other compensation awarded for each named executive officer; and

•                  The actual recommendations provided to the Committee by the CEO for each named executive officer regarding base salaries, bonuses and any other compensation awarded.

Response

We will include in our 2010 proxy statement additional disclosure regarding the most important and specific factors considered by our CEO when formulating his recommendations regarding the compensation awarded each of the named executive officers. We are not aware of any requirement to disclose the actual recommendations provided to the Committee by the CEO for each named executive officer regarding base salaries, bonuses and any other compensation awarded. The revised executive compensation disclosure rules adopted in 2006, and particularly the compensation disclosure and analysis requirements of Item 402(b) of Regulation S-K, focus on the policies, process and factors that go into the determinations of and the compensation actually paid to the named executive officers. They do not require disclosure of recommendations made to the compensation committee. The recommendations made by our CEO are intended to be private, and their disclosure would materially harm the management of our business and our CEO’s ability to lead our senior management team and our Company.

Base Salary, page 11

6.               Your discussion of base salaries on page 11 does not disclose the individual performance goals used in determining increases to each named executive officers’ annual salary. Please provide us with draft disclosure for your 2010 proxy statement which discusses the individual performance goals relating to base salary increases for each named executive officer. Also, please confirm that you will discuss the level of achievement of each of the goals and how the level of achievement will affect the actual increases to be awarded to each named executive officer. To the extent that the goals are quantified, the discussion in your proxy statement should also be quantified.

Response

Specific and articulated performance goals do not form a part of the annual adjustment process for the base salary of our named executive officers. Instead, as stated on page 11 of our 2009 proxy statement in the second paragraph under “Base Salary,” annual adjustments to base salary for the named executive officers are based primarily on changes in the Median (which we define on page 8 of the 2009 proxy statement in the first paragraph under “Pay Setting Process”), information set forth in general industry surveys, the Company’s performance, individual performance and internal equity amongst our officers. We also state that changes in the scope of a named executive officer’s role and responsibilities also result in adjustments to base salary. The individual performance referred to above is not a measure against specific, articulated goals, but instead a subjective and general conclusion regarding the effectiveness of the named executive officer in his role in the Company. Therefore, a discussion of specific performance goals is not applicable to our base salary disclosure. We will, however, disclose in our 2010 proxy statement which, if any, of the specific factors identified above were involved in any changes made to the named executive officers base salaries.

Annual Incentive Compensation, page 12

7.               Your discussion of annual incentive compensation on page 12 does not disclose the individual performance goals which accounted for 15% of the committee’s incentive compensation decision. Please provide us with draft disclosure for your 2010 proxy statement which discusses the individual performance goals relating to annual incentive compensation for each named executive officer. Also, please confirm that you will discuss the level of achievement of each of these goals and how the level of achievement will affect the actual incentive compensation to be awarded to each named executive officer. To the extent that the goals are quantified, the discussion in your proxy statement should also be quantified.

Response

The disclosure we intend to include in our 2010 proxy statement regarding the individual performance goals applicable to annual incentive compensation follows.

The individual 2009 performance goals for Mr. Sabel included executive progression and succession transition activities, legislative improvements and charitable foundation creation and funding initiatives. The 2009 individual performance goals for Mr. Kirk included new product development initiatives, education and employee development initiatives, and organization and leadership pipeline planning and activities. Mr. McHenry’s 2009 individual performance goals included management reporting upgrades and activities, financial reporting system upgrades and initiatives and tax planning activities. The 2009 individual performance goals for Mr. Taylor all relate to the business of our wholly-owned subsidiary Hanger Prosthetic and Orthotics, Inc., of which he is President, and include business process and system initiatives, practitioner compensation system processes and business planning activities. Finally, Mr. May’s 2009 individual performance goals all relate to the business of our wholly-owned subsidiary Southern Prosthetic Supply, Inc., of which he is President, and include automation projects and activities, and business strategy development projects.

We will include disclosure in our 2010 proxy statement regarding the impact the level of achievement of those individual performance goals had on actual incentive compensation awards to each named executive officer.

8.               We note the following statement on page 12: “As appropriate, our Committee also developed divisional performance measures for Mr. May. These goals were: Southern Prosthetic Supply (SPS) Revenue (25%); SPS EBITDA (40%); Corporate EBITDA (20%); and Individual Goals (15%).” Please provide us with draft disclosure for your 2010 proxy statement which quantifies the revenue and EBITDA performance measures and discusses the individual goals. Also, please confirm that you will discuss the level of achievement of each of the goals and how the level of achievement will affect the actual incentive compensation to be awarded. To the extent that the goals are quantified, the discussion in your proxy statement should also be quantified.

Response

The disclosure we intend to include in our 2010 proxy statement regarding the SPS financial performance measures applicable to Mr. May as follows:

Performance Measures	Threshold	Target	Maximum	Actual Results
SPS Revenue	$XX.X million	$XX.X million	$XX.X million	$XX.X million
SPS EBITDA	$XX.X million	$XX.X million	$XX.X million	$XX.X million

We will include disclosure in our 2010 proxy statement regarding the impact the level of achievement of each of these goals had on the actual incentive compensation awarded to Mr. May.

Long-Term Incentive Compensation, page 13

9.               Please confirm that in your 2010 proxy statement you will discuss how each individual’s performance, contributions to the company’s performance and other contributions that are expected to be made in the future based on each executive’s role translates into the long-term incentive awards made to each named executive officer.

Response

We will include disclosure in our 2010 proxy statement discussing how each individual named executive officer’s performance, contributions to the Company’s performance and other contributions that are expected to be made in the future translates into their long-term incentive award.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (301) 280-4841 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ Thomas C. Hofmeister

Thomas C. Hofmeister
Vice President and Chief Accounting Officer